SAXON CAPITAL GROUP INC.

A Nevada Corporation

7580 E Gray Rd #103
Scottsdale, AZ 85260
(480)-731-9100

For the Years Ended December 31, 2023 and 2022

Prepared in accordance with

OTC Pink Basic Disclosure Guidelines

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Quarterly Report contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). The statements herein, which are not historical facts, reflect our current expectations and projections about the Company's future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to us and our management and our interpretation of what we believe to be significant factors affecting our business, including many assumptions about future events. Such forward-looking statements include statements regarding, among other things:

- our projected revenues, profitability and other financial metrics;

- our future financing plans;

- our anticipated needs for working capital;

- our ability to expand our sales and marketing capability;

- acquisitions of other companies or assets that we might undertake in the future;

- competition existing today or that will likely arise in the future;

- uncertainty about the spread of the COVID-19 virus and the impact it may have on the Company's operations, the demand for the Company's products, global supply chains, and economic activity in general; and

- other factors discussed elsewhere herein.

Forward-looking statements, which involve assumptions and describe our plans, strategies, and expectations, are generally identifiable by use of the words "may," "should," "will," "plan," "could," "target," "contemplate," "predict," "potential," "continue," "expect," "anticipate," "estimate," "believe," "intend," "seek," or "project" or the negative of these words or other variations on these or similar words. Actual results, performance, liquidity, financial condition and results of operations, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements because of various risks, uncertainties and other factors, including the ability to raise sufficient capital to continue the Company's operations.

In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this Quarterly Report will in fact occur.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason. Potential investors should not make an investment decision based solely on our projections, estimates or expectations.

The forward-looking statements in this Quarterly Report represent our views as of the date of this Quarterly Report. Such statements are presented only as some guide about future possibilities and do not represent assured events, and we anticipate that subsequent events and developments will cause our views to change. You should, therefore, not rely on these forward-looking statements as representing our views as of any date after the date of this Quarterly Report.

This Quarterly Report also contains estimates and other statistical data prepared by independent parties and by us relating to market size and growth and other data about our industry. These estimates and data involve a number of assumptions and limitations, and potential investors are cautioned not to give undue weight to these estimates and data. We have not independently verified the statistical and other industry data generated by independent parties and contained in this Quarterly Report. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk.

Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results differing materially from those anticipated based on any forward-looking statements, even if new information becomes available in the future.

ORGANIZATIONAL STRUCTURE

Saxon Capital Group Inc. ("Saxon", "we", "our" or "the Company") was incorporated in the State of Nevada on November 12, 2003 under the name Comlink Communications. On May 18, 2015, the Company changed its name to Saxon Capital Group Inc. The Company has established a fiscal year end of December 31.

Saxon Capital Group is the exclusive worldwide manufacturer and seller of EnergyGlass™ Architectural Glass products, which can be used for buildings, greenhouses, homes, etc. EnergyGlass™ is an alternative energy, patented, optically clear electric producing glass technology that produces continuous energy from sunlight and diffused and ambient light.

MANAGEMENT

Clifford Paul is the sole Director, Officer, President and Treasurer of the Company.

Chris Kohler is the Corporate Secretary of the Company

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Saxon Capital Group Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Saxon Capital Group Inc. (the "Company") as of December 31, 2023 and 2022, the related statement of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S/ BF Borgers CPA PC
BF Borgers CPA PC (PCAOB ID 5041)
We have served as the Company's auditor since 2022
Lakewood, CO
March 31, 2024

SAXON CAPITAL GROUP INC.
BALANCE SHEETS

		December 31, 2023		December 31, 2022
ASSETS				
Current Assets:				
Cash and Cash Equivalents	$	348,575	$	282,926
Prepaid Expenses and Deposits		336,241		64,038
Inventory		3,495		3,495
Total Current Assets		688,311		350,459
Property and Equipment		921		-
Intangible Assets		535,000		535,000
Total Other Assets		535,921		535,000
Total Assets	$	1,224,232	$	885,459
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable and Accrued Expenses	$	5,227	$	4,600
Total Current Liabilities		5,227		4,600
Commitments and Contingencies		-		-
Stockholders' Equity:				
Common Stock, $.0001 par value; 300,000,000 shares authorized; 45,783,036 and 41,455,036 shares issued and outstanding as of and December 31, 2023 and 2022		4,578		4,146
Additional Paid-In Capital		5,781,836		4,604,268
Accumulated Deficit		(4,567,409)		(3,727,555)
Total Stockholders' Equity		1,219,005		880,859
Total Liabilities and Stockholders' Equity	$	1,224,232	$	885,459

The accompanying notes are an integral part of these financial statements.

SAXON CAPITAL GROUP INC.
STATEMENTS OF OPERATIONS

| | Years ended December 31, | |
	2023	2022
Net Sales	$ -	$ -
Operating Expenses:		
Selling, General and Administrative Expenses	669,706	286,088
Research and Development	170,148	190,800
Loss from Operations	(839,854)	(476,888)
Other Income (Loss)		
Loss on Settlement of Accounts Payable	-	(90,000)
Loss Before Income Taxes	(839,854)	(566,888)
Income Tax	-	-
Net Loss	$ (839,854)	$ (566,888)
Loss per Common Share - Basic and Diluted	$ (0.02)	$ (0.03)
Weighted Average Shares Outstanding	44,655,633	20,032,104

The accompanying notes are an integral part of these financial statements.

SAXON CAPITAL GROUP INC.
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
YEARS ENDED DECEMBER 31, 2023 AND 2022

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance – December 31, 2022	41,455,036	$ 4,146	$ 4,604,268	$ (3,727,555)	$ 800,859
Common Stock Issued for Cash	4,310,000	431	1,159,569	-	1,160,000
Common Stock Issued for Consulting Agreement	18,000	1	17,999	-	18,000
Net loss	-	-	-	(839,854)	(839,854)
Balance – December 31, 2023	45,783,036	$ 4,578	$ 5,781,836	$ (4,567,409)	$ 1,219,005

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance – December 31, 2021	9,062,536	$ 906	$ 3,510,008	$ (3,160,667)	$ 350,247
Common stock issued for cash	2,192,500	220	997,280	-	997,500
Common stock issued for license agreement	30,000,000	3,000	(3,000)	-	-
Common stock issued for settlement of accounts payable	200,000	20	98,980	-	100,000
Net loss	-	-	-	(566,888)	(566,888)
Balance – December 31, 2022	41,455,036	$ 4,146	$ 4,604,268	$ (3,727,555)	$ 880,859

The accompanying notes are an integral part of these financial statements.

SAXON CAPITAL GROUP INC.
STATEMENTS OF CASH FLOWS

	Years ended December 31,	
	2023	2022
Cash Flows from Operating Activities		
Net Loss	$ (839,854)	$ (566,888)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:		
Depreciation	184	-
Loss on settlement of accounts payable	-	90,000
Changes in Operating Assets and Liabilities:		
Inventory	-	(3,495)
Prepaid expenses and deposits	(254,203)	(45,254)
Accounts payable and accrued expenses	627	4,600
Net Cash Used in Operating Activities	**(1,093,246)**	**(521,037)**
Cash Flows from Investing Activities		
Issuance of notes receivable	-	(250,000)
Purchases of property and equipment	(1,105)	-
Net Cash Used in Investing Activities	**(1,105)**	**(250,000)**
Cash Flows from Financing Activities		
Proceeds from issuance of common stock	1,160,000	997,500
Net Cash Provided By Financing Activities	**1,160,000**	**997,500**
Change in Cash and Cash Equivalents	65,649	226,463
Cash and Cash Equivalents - Beginning of the Period	282,926	56,463
Cash and Cash Equivalents - End of the Period	$ 348,575	$ 282,926
Supplemental Disclosure of Cash Flow Information:		
Cash Paid for Interest	$ -	$ -
Cash Paid for Income Taxes	$ -	$ -
Non-Cash Investing and Financing Activities		
Issuance of common stock to settle accounts payable	$ -	$ 100,000

The accompanying notes are an integral part of these financial statements.

SAXON CAPITAL GROUP INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business

Saxon Capital Group Inc. ("Saxon", "we", "our" or "the Company") was incorporated in the State of Nevada on November 12, 2003 under the name Comlink Communications. On May 18, 2015, the Company changed its name to Saxon Capital Group Inc. The Company has established a fiscal year end of December 31.

In July 2021, the Company entered into non-binding a letter of intent to acquire Saf-Glas who, using proprietary, patented Nano Technology, has developed an optically clear glass that produces continuous electricity from sunlight, diffused and ambient light, and ground reflectance.

In September 2022, Saxon Capital Group acquired exclusive worldwide rights to manufacture and sell EnergyGlass™ Architectural Glass products, which can be used for buildings, greenhouses, homes, etc. EnergyGlass™ is an alternative energy, patented, optically clear electric producing glass technology that produces continuous energy from sunlight and diffused and ambient light.

The Company plans to change the corporate name to Energy Glass Solar, subject to shareholder and FINRA clearance. In consideration for the exclusive worldwide license and transfer of specialized equipment, Saxon forgave $535,000 in indebtedness owing to it by Saf-Glas and issued Saf-Glas 30 million shares of Saxon, a controlling interest. A new management group and Board of Directors will be announced shortly. As part of the agreement, Saxon is obligated to purchase the EnergyGlass™ Architectural Glass Products patented technology upon the additional raise of $10 million, at which time Saf-Glas will be issued additional shares of Saxon such that it will own 80% of the issued and outstanding shares of Saxon, after giving effect to the foregoing transactions.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with a maturity of three months or less at time of purchase to be cash equivalents. There were no cash equivalents as December 31, 2023 and 2022.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

We account for income taxes in accordance with FASB ASC Topic 740, *Income Taxes*, using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

FASB ASC Topic 740, *Income Taxes,* requires us to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more-likely-than-not threshold is met, we must measure the tax position to determine the amount to recognize in our consolidated financial statements. We performed a review of our material tax positions in accordance with recognition and measurement standards established by ASC Topic 740 and concluded we had no unrecognized tax benefit that would affect the effective tax rate if recognized for the years ended December 31, 2023 and 2022.

We include interest and penalties arising from the underpayment of income taxes, if any, in our consolidated statements of operations in general and administrative expenses. As of December 31, 2023 and 2022, we had no accrued interest or penalties related to uncertain tax positions.

Loss Per Share

The basic computation of loss per share is based on the weighted average number of shares outstanding during the period presented in accordance with ASC 260, "Earnings Per Share". During the year ended December 31, 2020, the Company received $50,000 for the purchase of 220,000 shares of the Company's common stock which were issued in August 2021 (see Note 3 – Stockholder's Equity). These shares are included in the Company's weighted average shares outstanding. Since the Company has no common stock equivalents, diluted loss per share is the same as basic loss per share.

As of December 31, 2023 and 2022, the Company did not have any common stock equivalents. Therefore, a separate computation of diluted earnings (loss) per share is not presented.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the related assets' estimated useful lives. Equipment, furniture and fixtures are being amortized over a period of five years.

Expenditures that materially increase asset life are capitalized, while ordinary maintenance and repairs are expensed as incurred.

Fair Value of Financial Instruments

The fair value of the Company's financial instruments, which consist primarily of cash and cash equivalents and accounts payable and accrued liabilities, approximate their carrying amounts reported due to their short-term nature.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Concentration of Payables

Significant Vendors are those which represent more than 10% of the Company's accounts payable balance as of each respective balance sheet date. For each significant vendor, payables as a percentage of total accounts payable are as follows:

	Accounts Payable	
Vendor	**December 31, 2023**	**December 31, 2022**
Vendor A	-%	72%
Vendor B	25%	28%
Vendor C	61%	-%
Vendor D	14%	-%

Going Concern Risk

As of December 31, 2023, the Company had accumulated losses of $4,567,409 and working capital of $683,084. The Company is currently in the pre-revenue stages of its business operations with only limited operating history. These factors may raise substantial doubt about the Company's ability to continue as a going concern for a period of one year from the issuance of these financial statements. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to recover the value of its assets or satisfy its liabilities.

Recent Accounting Pronouncements

Management does not believe there would have been a material effect on the accompanying financial statements had any recently issued, but not yet effective, accounting standards been adopted in the current period.

Impact of the COVID-19 Pandemic

The Company's operations may be affected by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19) which was declared a pandemic by the World Health Organization in March 2020. The ultimate disruption which may be caused by the outbreak is uncertain; however, it may result in a material adverse impact on the Organization's financial position, operations and cash flows.

NOTE 2 – PREPAID EXPENSES

Prepaid expenses represent expenditures that have not yet been recorded by a company as an expense, but have been paid in advance.

Prepaid expenses as of December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022
Prepaid Assets:		
Contract deposits	$	$ -
Legal Fees	33,741	24,204
Audit and Accounting Fees	-	25,000
Other	-	13,333
Advertising	2,500	1,500
Total Current Assets	$ 36,241	$ 64,037

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment, net as of and December 31, 2023 and 2022, consisted of the following

	December 31, 2023	December 31, 2022
Furniture and fixtures	$ 1,105	$ -
Accumulated depreciation	(184)	-
Property and Equipment, net	$ 921	$ -

NOTE 4 – INTANGIBLE ASSETS

Intangible assets represent the fair value of a separately recognizable intangible asset acquired in connection with the Company's license Agreement. In consideration for our exclusive worldwide license and transfer of specialized equipment, Saxon forgave $535,000 in indebtedness owing to it by Saf-Glas. The Company evaluates its intangible assets for impairment on an annual basis or whenever events or circumstances indicate that an impairment may have occurred in accordance with the provisions of ASC 350, "Goodwill and Other Intangible Assets" ("ASC 350"). The Company reviewed for impairment and determined that no impairment indicators exist as of December 31, 2023.

The following are details of purchase price allocated to assets acquired:

Category	Fair Value
EnergyGlass™ Manufacturing and sales license	$535,000

NOTE 5 – STOCKHOLDERS' EQUITY

The total number of common shares authorized that may be issued by the Company is 300,000,000 shares with a par value of $0.0001 per share. As of December 31, 2023 and 2022 there were 45,783,036 and 41,455,036 shares of Common Stock issued and outstanding, respectively.

On January 14, 2022, the Company received $10,000 in gross proceeds from an investor for the purchase of 20,000 shares of the Company's common stock at $0.50 per share.

On January 19, 2022, the Company received $50,000 in gross proceeds from an investor for the purchase of 100,000 shares of the Company's common stock at $0.50 per share.

On February 14, 2022, the Company received $10,000 in aggregate gross proceeds from investors for the purchase of 20,000 shares of the Company's common stock at $0.50 per share.

Between March 29, 2022 and March 31, 2022, the Company received $215,000 in aggregate gross proceeds from investors for the purchase of 475,000 shares of the Company's common stock at an average price of $0.45 per share.

On April 1, 2022, The Company received $40,000 in gross proceeds from an investor for the purchase of 80,000 shares of the Company's common stock at $0.50 per share.

On May 12, 2022, The Company received $75,000 in gross proceeds from an investor for the purchase of 300,000 shares of the Company's common stock at $0.25 per share.

Between August 10, 2022 and August 22, 2022, the Company received $200,000 in aggregate gross proceeds from investors for the purchase of 800,000 shares of the Company's common stock at a price of $0.25 per share.

Between August 29, 2022 and September 20, 2022, the Company received $397,500 in aggregate gross proceeds from investors for the purchase of 397,500 shares of the Company's common stock at a price of $1.00 per share.

On September 6, 2022, the Company issued 30,000,000 shares of the Company's common stock in conjunction with the signing of its licensing agreement of EnergyGlass™ products.

On March 1, 2023, the Company issued 18,000 shares, valued at $1.00 per share, of the Company's common stock in conjunction a consulting agreement.

On March 21, 2023, The Company received $1,000,000 in gross proceeds from an investor for the purchase of 4,000,000 shares of the Company's common stock at $0.25 per share.

On April 5, 2023, The Company received $10,000 in gross proceeds from an investor for the purchase of 10,000 shares of the Company's common stock at $1.00 per share.

On September 25, 2023, The Company received $50,000 in gross proceeds from an investor for the purchase of 100,000 shares of the Company's common stock at $0.50 per share.

On December 1, 2023, The Company received $100,000 in gross proceeds from an investor for the purchase of 200,000 shares of the Company's common stock at $0.50 per share.

NOTE 6 – SUBSEQUENT EVENTS

We have evaluated all events that occurred after the balance sheet date through the date when our financial statements were issued to determine if they must be reported. Management has determined that other than disclosed below there were no additional reportable subsequent events to be disclosed.

Disclosure Statement Pursuant to the Pink Basic Disclosure Guidelines

Saxon Capital Group Inc.

7580 E Gray Rd #103
Scottsdale, AZ 85260
480-731-9100
https://energyglasssolar.com/
SIC Code: 7389 - Business Services, Not Elsewhere Classified

Annual Report
For the Period Ending: December 31, 2023
(the "Reporting Period")

Outstanding Shares
The number of shares outstanding of our Common Stock was:

As of <u>December 31, 2023</u>, the number of shares outstanding of our Common Stock was: 45,783,036

As of <u>December 31, 2022</u>, the number of shares outstanding of our Common Stock was: 41,455,036

Shell Status
Indicate by check mark whether the company is a shell company (as defined in Rule 405 of the Securities Act of 1933, Rule 12b-2 of the Exchange Act of 1934 and Rule 15c2-11 of the Exchange Act of 1934):

Yes: ☐   No: ☒

Indicate by check mark whether the company's shell status has changed since the previous reporting period:

Yes: ☐   No: ☒

Change in Control
Indicate by check mark whether a Change in Control[1] of the company has occurred over this reporting period:

Yes: ☐   No: ☒

---

[1] "Change in Control" shall mean any events resulting in:

(i) Any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becoming the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company's then outstanding voting securities;

(ii) The consummation of the sale or disposition by the Company of all or substantially all of the Company's assets;

(iii) A change in the composition of the Board occurring within a two (2)-year period, as a result of which fewer than a majority of the directors are directors immediately prior to such change; or

(iv) The consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation.

ITEM 1: Name of the issuer and its predecessors (if any)

Saxon Capital Group Inc. ("Saxon", "we", "our" or "the Company") was incorporated in the State of Nevada on November 12, 2003 under the name Comlink Communications. On May 18, 2015, the Company changed its name to Saxon Capital Group Inc. The Company is currently in good standing and active in the State of Nevada. The Company has established a fiscal year end of December 31.

There have not been any trading suspension orders issued by the SEC since inception.

There are no stock splits, stock dividends, recapitalizations, mergers, acquisitions, spin-offs, or reorganization either currently anticipated or that occurred within the past 12 months.

The Company's principal executive office is:
7580 E Gray Rd #103
Scottsdale, AZ 85260

Check box if principal executive office and principal place of business are the same address: ☒

Has the issuer or any of its predecessors been in bankruptcy, receivership, or any similar proceeding in the past five years?

Yes: ☐   No: ☒

ITEM 2: Security Information

Transfer Agent
Securities Transfer Corporation
(469) 633-0101
info@stctransfer.com
2901 Dallas Pkwy, Suite 380
Plano, TX 75093

Trading symbol: SCGX
Exact title and class of securities outstanding: Common equity
CUSIP: 08557H200
Par or Stated Value: $0.0001
Total common shares authorized: 300,000,000 as of March 28, 2024
Total common shares outstanding: 45,783,036 as of March 28, 2024
Total number of shareholders of record: 70* as of March 28, 2024

*shareholder of record may not include all shares held in "street name"

Security Description:

The Company currently has authorized only one class of common equity shares and no preferred class of equity shares. Each of the Company's common shares have the right to one vote per share. There are currently no preemption or dividend rights attributable to the Company's common shares.

There have not been any material modification to the rights of holders of the Company's securities that have occurred over the reporting period covered by this report.

ITEM 3: Issuance History

On January 14, 2022, The Company received $10,000 in gross proceeds from an investor for the purchase of 20,000 shares of the Company's common stock at $0.50 per share.

On January 19, 2022, The Company received $50,000 in gross proceeds from an investor for the purchase of 100,000 shares of the Company's common stock at $0.50 per share.

On February 14, 2022, The Company received $10,000 in aggregate gross proceeds from investors for the purchase of 20,000 shares of the Company's common stock at $0.50 per share.

On September 3, 2021, the Company agreed to issue 200,000 shares of the Company's common stock in settlement of $10,000 of payables to a vendor at $0.05 per share.

Between March 29, 2022 and March 31, 2022, the Company received $215,000 in aggregate gross proceeds from investors for the purchase of 475,000 shares of the Company's common stock at an average price of $0.45 per share.

On April 1, 2022, The Company received $40,000 in gross proceeds from an investor for the purchase of 80,000 shares of the Company's common stock at $0.50 per share.

On April 1, 2022, The Company received $40,000 in gross proceeds from an investor for the purchase of 80,000 shares of the Company's common stock at $0.50 per share.

On May 12, 2022, The Company received $75,000 in gross proceeds from an investor for the purchase of 300,000 shares of the Company's common stock at $0.25 per share.

Between August 10, 2022 and August 22, 2022, the Company received $200,000 in aggregate gross proceeds from investors for the purchase of 800,000 shares of the Company's common stock at a price of $0.25 per share.

Between August 29, 2022 and September 20, 2022, the Company received $397,500 in aggregate gross proceeds from investors for the purchase of 397,500 shares of the Company's common stock at a price of $1.00 per share.

On September 6, 2022, the Company issued 30,000,000 shares of the Company's common stock in conjunction with the signing of its licensing agreement of EnergyGlass™ products.

On March 1, 2023, the Company issued 18,000 shares, valued at $1.00 per share, of the Company's common stock in conjunction a consulting agreement.

On March 21, 2023, The Company received $1,000,000 in gross proceeds from an investor for the purchase of 4,000,000 shares of the Company's common stock at $0.25 per share.

On April 5, 2023, The Company received $10,000 in gross proceeds from an investor for the purchase of 10,000 shares of the Company's common stock at $1.00 per share.

On September 25, 2023, The Company received $50,000 in gross proceeds from an investor for the purchase of 100,000 shares of the Company's common stock at $0.50 per share.

On December 1, 2023, The Company received $100,000 in gross proceeds from an investor for the purchase of 200,000 shares of the Company's common stock at $0.50 per share.

ITEM 3A: Changes to the Number of Outstanding Shares

Indicate by check mark whether there were any changes to the number of outstanding shares within the past two completed fiscal years:

No: ☐   Yes: ☒   (If yes, you must complete the table below)

Shares Outstanding as of Second Most Recent Fiscal Year End: Opening Balance Date: December 31, 2021 Common: 9,062,536									

Date of Transaction	Transaction type (e.g. new issuance, cancellation, shares returned to treasury)	Number of Shares Issued (or cancelled)	Class of Securities	Value of shares issued ($/per share) at Issuance	Were the shares issued at a discount to market price at the time of issuance? (Yes/No)	Individual/ Entity Shares were issued to (entities must have individual with voting / investment control disclosed).	Reason for share issuance (e.g. for cash or debt conversion) -OR- Nature of Services Provided	Restricted or Unrestricted as of this filing.	Exemption or Registration Type.
1/14/2022	New	20,000	Common	$0.50	Yes	Michelle Dumay	Cash	Restricted	N/A
1/24/2022	New	100,000	Common	$0.50	Yes	Ernest Kuehne Jr	Cash	Restricted	N/A
2/15/2022	New	10,000	Common	$0.50	Yes	Michelle Dumay	Cash	Restricted	N/A
2/15/2022	New	10,000	Common	$0.50	Yes	Laverne Dumay	Cash	Restricted	N/A
2/23/2022	New	200,000	Common	$0.05	Yes	Chris Kohler	Consulting Services	Restricted	N/A
3/29/2022	New	100,000	Common	$0.50	Yes	Karen Lynch	Cash	Restricted	N/A
3/30/2022	New	50,000	Common	$0.50	Yes	Laurie Werner	Cash	Restricted	N/A
3/30/2022	New	150,000	Common	$0.35	Yes	Ernest Kuehne Jr	Cash	Restricted	N/A
3/31/2022	New	75,000	Common	$0.50	Yes	Eliot Barnett	Cash	Restricted	N/A
3/31/2022	New	100,000	Common	$0.50	Yes	Kuehne Family Limited Partnership[1]	Cash	Restricted	N/A
4/1/2022	New	80,000	Common	$0.50	Yes	Pamela Hamilton	Cash	Restricted	N/A
5/12/2022	New	300,000	Common	$0.25	Yes	Ernest Kuehne Jr	Cash	Restricted	N/A
8/10/2022	New	600,000	Common	$0.25	Yes	Ernest Kuehne Jr	Cash	Restricted	N/A
8/22/2022	New	200,000	Common	$0.25	Yes	Ernest Kuehne Jr	Cash	Restricted	N/A
8/29/2022	New	50,000	Common	$1.00	Yes	Martin Lifton	Cash	Restricted	N/A
8/29/2022	New	25,000	Common	$1.00	Yes	Karen Healy	Cash	Restricted	N/A
8/29/2022	New	25,000	Common	$1.00	Yes	Betsy Hooper	Cash	Restricted	N/A
8/29/2022	New	50,000	Common	$1.00	Yes	Francine Klagsbrun	Cash	Restricted	N/A
8/29/2022	New	100,000	Common	$1.00	Yes	Robert Lifton	Cash	Restricted	N/A
8/31/2022	New	25,000	Common	$1.00	Yes	Elliot Barnett	Cash	Restricted	N/A
9/6/2022	New	30,000,000	Common	$0.28	Yes	SAF-Glas, LLC[2]	License Agreement	Restricted	N/A
9/12/2022	New	50,000	Common	$1.00	Yes	Martin Lifton	Cash	Restricted	N/A
9/19/2022	New	10,000	Common	$1.00	Yes	Ismail Washington	Cash	Restricted	N/A
9/20/2022	New	62,500	Common	$1.00	Yes	Ernest Kuehne Jr	Cash	Restricted	N/A
3/1/2023	New	18,000	Common	$1.00	Yes	Victor Sevillano	Consulting	Restricted	N/A
3/21/2023	New	4,000,000	Common	$0.25	Yes	Ernest Kuehne Jr	Cash	Restricted	N/A
4/5/2023	New	10,000	Common	$1.00	Yes	Ernest Kuehne Jr	Cash	Restricted	N/A
9/25/2023	New	100,000	Common	$0.50	Yes	Ernest Kuehne Jr	Cash	Restricted	N/A
12/1/2023	New	100,000	Common	$0.50	Yes	Ernest Kuehne Jr	Cash	Restricted	N/A

Shares Outstanding on Date of This Report: Ending Balance Date December 31, 2023 Common: 45,783,036									

(1) Ernest Kuehne Jr is the managing member of Kuehne Family Limited Partnership

(2) Art Marino is the managing member of SAF-Glas, LLC

ITEM 3B: Promissory and Convertible Notes

Indicate by check mark whether there are any outstanding promissory, convertible notes, convertible debentures, or any other debt instruments that may be converted into a class of the issuer's equity securities:

No: ☒   Yes: ☐   (If yes, you must complete the table below)

ITEM 4: Issuer's Business, Products and Services

Saxon Capital Group is the exclusive worldwide manufacturer and seller of EnergyGlass™ Architectural Glass products, which can be used for buildings, greenhouses, homes, etc. EnergyGlass™ is an alternative energy, patented, optically clear electric producing glass technology that produces continuous energy from sunlight and diffused and ambient light.

The Company plans to change the corporate name to Energy Glass Solar, subject to shareholder and FINRA clearance. The Company is currently in the process of adding additional members to our Board of Directors to support and advise our business operations.

There are currently no subsidiaries, parent companies, or affiliated companies.

ITEM 5: Issuer's Facilities

The company's principle offices are located in a leased facility in Scottsdale Arizona. Additionally, the Company owns production and manufacturing equipment for EnergyGlass™ which is located at our contract manufacturer's facilities in Riviera Beach Florida.

ITEM 6: Officers, Directors and Control Persons

Name of: Officer, Director or Control Person	Affiliation with Company (e.g. Officer/Director/Owner of more than 5%)	Residential Address (City / State Only)	Number of shares owned	Share type/class	Ownership Percentage of Class Outstanding [1]
Clifford Paul	President, Chief Executive Officer, Sole Director	7580 E Gray Rd #103 Scottsdale, AZ 85260	-	Common	-
Lorin Frantzve	Owner of more than 5%	9743 E Sharon Dr Scottsdale, AZ 85260	5,035,324	Common	11.00%
SAF-Glas LLC [2]	Owner of more than 5%	2828 Routh St., Ste 500 Dallas, TX 75201	30,000,000	Common	65.53%
Ernest Kuehne Jr [3]	Owner of more than 5%	1721 Wisteria Way Westlake, TX 76262	7,185,000	Common	15.69%

(1) Based on 45,783,036 shares of common stock outstanding as of February 8, 2024.
(2) Art Marino is the managing member of SAF-Glas, LLC.
(3) Includes shares held by Kuehne Family Limited Partnership for which Ernest Kuehne Jr is the manager.

ITEM 7: Legal/Disciplinary History

None of the persons listed above in Item 6 have, in the last 10 years, been the subject of:

1) an indictment or conviction in a criminal proceeding or plea agreement or named as a defendant in a pending criminal proceeding (excluding minor traffic violations);
2) the entry of an order, judgment, or decree, not subsequently reversed, suspended or vacated, by a court of competent jurisdiction that permanently or temporarily enjoined, barred, suspended or otherwise limited such person's involvement in any type of business, securities, commodities, financial- or investment-related, insurance or banking activities;
3) a finding, disciplinary order or judgment by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission, the Commodity Futures Trading Commission, a state securities regulator of a violation of federal or state securities or commodities law, or a foreign regulatory body or court, which finding or judgment has not been reversed, suspended, or vacated;
4) Named as a defendant or a respondent in a regulatory complaint or proceeding that could result in a "yes" answer to part 3 above; or
5) an order by a self-regulatory organization that permanently or temporarily barred, suspended, or otherwise limited such person's involvement in any type of business or securities activities.
6) a U.S Postal Service false representation order, or a temporary restraining order, or preliminary injunction with respect to conduct alleged to have violated the false representation statute that applies to U.S mail.

There are no material pending legal proceedings, to which the issuer is a party or of which any of their property is the subject.

ITEM 8: Third Party Providers

Legal Counsel
Nossiff Law Firm LLP
300 Brickstone Sq., St 201
Andover, MA 01810

Accountant or Auditor
BF Borgers CPA PC
5400 W Cedar Ave
Lakewood, CO 80226

ITEM 9: Financial Statements

A. This Disclosure Statement was prepared by:

Name: Chris Kohler Consulting, Inc.
Title: Accountant
Relationship to Issuer: Contract Accountant

B. The following financial statements were prepared in accordance with:

☐ IFRS
☒ U.S. GAAP

C. These financial statements for this reporting period were prepared by:

Name: Chris Kohler Consulting, Inc.
Title: Accountant
Relationship to Issuer: Contract Accountant
Describe the qualifications of the person or persons who prepared the financial statements: Financial and Accounting Expert with a Masters Degree in Accountancy

The issuer is providing the following financial statements:
a) Audit Letter
b) Balance Sheets as of December 31, 2023 and 2022;
c) Statements of Operations for the years ended December 31, 2023 and 2022;
d) Statement of Stockholders' Equity (Deficit) for the years ended December 31, 2023 and 2022;
e) Statements of Cash Flows for the years ended December 31, 2023 and 2022;
f) Notes to the financial statements.

ITEM 10: Certification

Principal Executive Officer and Principal Financial Officer:

I, Clifford Paul, as Chief Executive Officer and Sole Director of certify that:

1. I have reviewed the Disclosure Statements for the years ended December 31, 2023 and 2022 of Saxon Capital Group Inc.;
2. Based on my knowledge, this disclosure statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this disclosure statement; and
3. Based on my knowledge, the financial statements, and other financial information included or incorporated by reference in this disclosure statement, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this disclosure statement.

March 31, 2024

/s/ Clifford Paul
Clifford Paul
Chief Executive Officer